

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 11, 2015

Via E-mail
Sean Zarinegar
President and CEO
American Housing Income Trust, Inc.
34225 N. 27th Drive
Building 5
Phoenix, Arizona 85058

>   **Re: American Housing Income Trust, Inc.**
>   **Current Report on Form 8-K**
>   **Filed August 17, 2015**
>   **File No. 333-150548**

Dear Mr. Zarinegar:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated August 5, 2015 and your current portfolio data in Exhibit 10.1. We also note the statement in Exhibit 10.1 that the "preceding information is based on hypothetical examples." Please revise your disclosure to clarify what data in the spreadsheet is based on hypothetical examples. Please also revise your disclosure to indicate the occupancy of your current properties and the extent to which the monthly rent column accurately discloses the amount of monthly rent you are receiving for each property. Finally, please confirm that, in future Exchange Act periodic reports, you will provide a summary of your actual portfolio data as of the end of the applicable reporting period in the body of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano (via E-mail)